Exhibit 4.1

FULL HOUSE RESORTS, INC.

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Full House Resorts, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our Common Stock (as defined below).

The following description of our Common Stock is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to the full text of our amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”) and our amended and restated bylaws (“By-laws”), each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Certificate of Incorporation, our By-laws, and the applicable provisions of the General Corporation law of the State of Delaware (the “DGCL”) for additional information.

Authorized Shares

Our authorized capital consists of 100,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). All outstanding shares of our Common Stock are fully paid and non-assessable. As of December 31, 2022, we had 34,407,654 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding.

Common Stock

Dividends

Holders of our Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. The declaration and payment of dividends on our Common Stock is a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors as our board of directors considers relevant. Under the DGCL, we can only pay dividends to the extent that we have surplus ― the extent by which the fair market value of our net assets exceeds the amount of our capital, or to the extent of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, the payment of dividends may be restricted by loan agreements, indentures and other transactions entered into us from time to time.

Voting Rights

Holders of Common Stock have the exclusive power to vote on all matters presented to our stockholders, including the election of directors, except as otherwise provided by the DGCL or as provided with respect to any other class or series of stock, if any. Holders of Common Stock are entitled to one vote per share. An affirmative vote of a majority of the votes cast at a meeting of stockholders at which a quorum is present and entitled to vote thereon is sufficient for approval of all matters submitted to a vote of stockholders. There is no cumulative voting.

Liquidation Rights

In the event we are dissolved and our affairs our wound up, after we pay or make adequate provision for all of our debts and liabilities in accordance with applicable law, each holder of our Common Stock will receive dividends pro rata out of assets that we can legally use to pay distributions.

Other Rights

Subject to the preferential rights of any other class or series of stock, all shares of Common Stock have equal dividend, distribution, liquidation and other rights, and have no preference or appraisal rights, except for any appraisal rights provided by the DGCL. Furthermore, holders of our Common Stock have no conversion, sinking fund or redemption rights, or rights to subscribe for any of our securities, except that our Certificate of Incorporation imposes certain obligations on holders of our Common Stock relating to compliance with the gaming authorities and empowers the Company to redeem shares of Common Stock under certain limited circumstances. For additional information, see “Description of Governmental Gaming Regulations” in Exhibit 99.1 of our Annual Report on Form 10-K for the year ended December 31, 2022.

Listing

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “FLL.”

Preferred Stock

Prior to the issuance of any shares of our Preferred Stock, an amendment to our Certificate of Incorporation must be adopted by our board of directors and approved by our stockholders to designate one or more series of such Preferred Stock and to fix, for each series, the designations, powers and preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, as are permitted by the DGCL. Our Certificate of Incorporation does not include a “blank check” provision that would otherwise authorize our board of directors to issue our Preferred Stock in any number or series and to determine the rights of each series without needing additional stockholder approval.

Certain Anti-Takeover Effects of our Certificate of Incorporation and By-laws and Delaware Law

General. Certain provisions of our Certificate of Incorporation and our By-laws, and certain provisions of the DGCL could make our acquisition by a third party, a change in our incumbent management, or a similar change of control more difficult. These provisions, which are summarized below, are likely to reduce our vulnerability to an unsolicited proposal for the restructuring or sale of all or substantially all of our assets or an unsolicited takeover attempt. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our Certificate of Incorporation and our By-laws and the applicable provisions of the DGCL.

Advance Notice Requirements. Stockholders wishing to nominate persons for election to our board of directors at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our By-laws. Likewise, if our board of directors has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate or re-nominate persons for election to our board of directors at such special meeting must comply with certain advance notice and other requirements set forth in our By-laws.

Special Meetings. Our By-laws provide that special meetings of stockholders may only be called by our board of directors or at the request in writing of stockholders owning at least forty percent (40%) of the shares entitled to vote.

Board Vacancies. Any vacancy on our board of directors may be filled by a majority vote of the directors then in office, though less than a quorum, or by a sole remaining director. Any director elected to fill a vacancy shall hold office for a term expiring at the next annual meeting of stockholders and until their successors are elected and qualified. If one or more directors shall resign from our board of directors effective at a future date, a majority of directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided for the filling of other vacancies.

Exclusive Forum Bylaws Provision. Our By-laws require that, to the fullest extent permitted by law, and unless the Company consents in writing to an alternative forum, the Court of Chancery of the State of Delaware or the Eighth Judicial District Court of Clark County, Nevada, will be the sole and exclusive forum for any internal corporate claims. “Internal corporate claims” means claims, including claims in the right of the corporation, (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity, or (ii) any action arising pursuant to any provision of the DGCL.

Although we believe this provision benefits us by providing increased consistency in the consistent application of law in the type of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Authorized but Unissued Shares. Our authorized but unissued shares of Common Stock are generally available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or other transaction.

Section 203 of the DGCL. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than 2,000 shareholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.